OMB APPROVAL
OMB Number: 3235-0379
Expires: April 30, 2013
UNITED STATES	Estimated average burden
SECURITIES AND EXCHANGE COMMISSION	hours per response…….. 2.0
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

A.      Name of issuer or person filing (“Filer”): NDR FINANCE PLC

B.      (1)      This is [check one]

      ☒ an original filing for the Filer

      ☐ an amended filing for the Filer

                               (2)      Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.      Identify the filing in conjunction with which this Form is being filed:

Name of registrant NDR FINANCE PLC

Form type FORM CB

File Number (if known) N/A

Filed by NDR FINANCE PLC

Date Filed (if filed concurrently, so indicate) June 2, 2010 (CONCURRENTLY)

D.      The Filer is incorporated or organized under the laws of ENGLAND AND WALES and has its principal place of business at

7th floor Phoenix House, 18 King William Street, London EC4N 7HE UK +44 (0)207 800 4180

E.      The Filer designates and appoints CT CORPORATIONS SYSTEM (“Agent”) located at 111 EIGHTH AVENUE, 13th FLOOR, NEW YORK, NY 10011, USA; +1 212 590 9330

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on June 2, 2010 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.      Each person filing this Form in connection with

(a)
The use of Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.      Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of LONDON Country of UNITED KINGDOM this 2nd day of June, 2010.

Filer: NDR FINANCE PLC

By:	/s/ Colin Benford
Name: Colin Benford
Title: Director
Date: June 1 2010

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System as Agent for Service of Process of NDR FINANCE PLC

By:	/s/ Sohan R. Dindyal
Name: Sohan R. Dindyal
Title: Vice-President
Date: June 2 2010

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